UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Global Defense & National Security Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37953N108

(CUSIP Number)

Global Defense & National Security Systems, Inc.

11921 Freedom Drive, Suite 550

Two Fountain Square

Reston, Virginia 20190

(202) 800-4333

Copy to:

Greg A. Noel, Esq.

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

(650) 470-4570 - Facsimile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Defense & National Security Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,724,725 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,724,725 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,725 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 9,624,725 shares of the Issuer’s Common Stock outstanding.

CUSIP No. 37953N108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Damian Perl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,724,725 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,724,725 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,725 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 9,624,725 shares of the Issuer’s Common Stock outstanding.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Global Defense & National Security Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11921 Freedom Drive, Suite 550, Two Fountain Square, Reston, Virginia 20190.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Global Defense & National Security Holdings LLC, Andrew Damian Perl (together, the “Reporting Persons”) and Dale R. Davis.

(b) Residence or Business Address:

The Reporting Persons’ and Mr. Davis’ business address is 11921 Freedom Drive, Suite 550, Two Fountain Square, Reston, Virginia 20190.

(c) Present Principal Occupation and Employment:

Global Defense & National Security Holdings LLC is the Issuer’s sponsor (the “Sponsor”) and sole stockholder prior to the Issuer’s initial public offer (“IPO”). Mr. Perl is the chairman of the board of directors of the Issuer. Mr. Davis is the Chief Executive Officer, President and director of the Issuer and the sole manager of the Sponsor.

(d) Criminal Convictions:

None of the Reporting Persons nor Mr. Davis has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons nor Mr. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

The Sponsor is a Delaware limited liability company. Mr. Perl is a citizen of the United Kingdom. Mr. Davis is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The monies for the acquisition of the shares were wired by electronic transfer by the Sponsor to the Issuer (into the trust account) directly.

The Sponsor sourced the funds of $7,240,000 paid to the Issuer from Blue Marlin Corporate Ltd (“Blue Marlin”), the sole member of the Sponsor. Blue Marlin and the Sponsor are parties to a loan agreement (the “Loan Agreement”) included as Exhibit 1, pursuant to which Blue Marlin advanced the monies to the Sponsor to invest as equity in the Issuer for the purchase of the shares of Common Stock that the Sponsor owns. The loan is repayable in seven (7) years with interest at arms’ length rates. The Loan Agreement also provides for a re-financing option and is effective from the date of the first advance by Blue Marlin to the Sponsor.

The Chairman of the Issuer, Mr Perl is the ultimate beneficial owner (100%) of both the Sponsor and Blue Marlin who provided the monies to the Sponsor for investment into the Issuer. Mr. Perl is also the ultimate beneficial owner (100%) of Black Marlin Ltd (“Black Marlin”), the sole shareholder of Blue Marlin, and of Global Strategies Group.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Sponsor Shares

On July 19, 2013, pursuant to the terms of the Amended and Restated Subscription Agreement between the Issuer and the Sponsor included in this filing as Exhibit 2, the Sponsor purchased 2,003,225 shares of Common Stock (the “Sponsor Shares”) for an aggregate purchase price of $25,000 or approximately $0.012479876 per share.

Private Placement Shares

On October 23, 2013, pursuant to the terms of the Private Placement Purchase Agreement between the Issuer and the Sponsor (the “Private Placement Purchase Agreement”) included in this filing as Exhibit 3, the Sponsor purchased 645,000 shares of Common Stock (the “Firm Shares”) for an aggregate purchase price of $6,450,000 or $10.00 per share.

On October 29, 2013, as a result of the exercise of an over-allotment option by the underwriters of the IPO, the Sponsor purchased an additional 76,500 shares of the Common Stock (the “Option Shares”, together with the Firm Shares, the “Private Placement Shares”) pursuant to the terms of the Private Placement Purchase Agreement for an aggregate purchase price of $765,000 or $10.00 per share.

Communications

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create stockholder value.

Plans or Proposals

Other than as described in this Item 4 and in connection with the Issuer’s initial business combination, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons and Mr. Davis have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Mr. Davis serves as sole manager of the Sponsor but does not have voting or dispositive power over the shares of Common Stock without the consent of Blue Marlin, the sole member of the Sponsor. Mr. Perl beneficially owns 100% of the equity in the Sponsor indirectly through two intermediary holding companies, (1) Blue Marlin and (2) Black Marlin, an affiliate of the Sponsor (affiliate by virtue of its identical ultimate beneficial ownership) and the sole shareholder of Blue Marlin.

Letter Agreement

Pursuant to the terms of the Letter Agreement between the Issuer and each of the Sponsor and the Issuer’s officers and directors (including Mr. Perl) the form of which is included in this filing as Exhibit 4, holders of the Sponsor Shares, Private Placement Shares and any shares held by the Issuer’s officers, directors (including Mr. Perl) or their affiliates (i) shall vote all such shares in favor of a proposed initial business combination of the Issuer, (ii) will not convert such shares into their pro rata share of the Issuer’s trust account in connection with a stockholder vote to approve a business combination or in connection with any vote to amend the Issuer’s certificate of incorporation or sell any such shares owned pursuant to a tender offer, (iii) will deposit such shares in escrow in accordance with the terms of the Stock Escrow Agreement (defined below), (iv) agrees to the certain transfer restrictions (described below) and (v) solely with respect to the Sponsor, agrees to indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Issuer may become subject as a result of any claim by (a) any third party for services rendered or contracted for or products sold to the Company or (b) a prospective target business with which the Issuer has entered into an acquisition agreement (a “Target”); provided, however, that such indemnification of the Issuer by such holder shall apply only to the extent necessary to ensure that such claims by a Target or by a third party for services rendered or products sold to the Issuer do not reduce the amount of funds in the Issuer’s trust account to below $10.55 per IPO share and provided, further, that such indemnification of the Issuer by such holder shall apply only if such third party or Target has not executed an agreement waiving claims against and all rights to seek access to the Issuer’s trust account. Notwithstanding the foregoing, part (v) shall cease to be applicable upon consummation of an initial business combination and such indemnification of the Issuer by such holder shall not apply as to any claims against the Issuer by the underwriters of the IPO.

Transfers Restrictions of Sponsor Shares

Pursuant to the terms of the Stock Escrow Agreement (the “Stock Escrow Agreement”) between the Sponsor and American Stock Transfer & Trust Company, as escrow agent, included as Exhibit 5, 50% of the Sponsor Shares will be released from escrow six months after the closing of the Issuer’s initial business combination. The remaining 50% of the Sponsor Shares will be released from escrow one year after the closing of the business combination. Prior to the conclusion of such escrow periods, the Sponsor Shares will not be transferred, assigned, sold or released from escrow, subject to the following limited exceptions: (1) to the Issuer’s officers, directors (including Mr. Perl) and employees, to the Sponsor’s affiliates or its members upon its liquidation, (2) to relatives and trusts for estate planning purposes, (3) by virtue of the laws of descent and distribution upon death, (4) pursuant to a qualified domestic relations order, (5) by certain pledges to secure obligations incurred in connection with purchases of Issuer’s securities or (6) by private sales made in connection with the closing of the Issuer’s initial business combination at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees to the terms of the Stock Escrow Agreement.

Transfers Restrictions of Private Placement Shares

Pursuant to the terms of the Private Placement Purchase Agreement, the Private Placement Shares will not be transferred, assigned or sold until 30 days after the completion of the Issuer’s initial business combination, subject to the following limited exceptions (1) to any member of the Sponsor (the “Sponsor Member”), (ii) by gift to a member of the Sponsor Member’s immediate family for estate planning purposes or to a trust, the beneficiary of which is our sponsor or a member of the Sponsor’s immediate family, (iii) if the Sponsor Member is not a natural person, by gift to a member of the immediate family of such Sponsor Member’s controlling person for estate planning purposes or to a trust, the beneficiary of which is our Sponsor’s controlling person or a member of the immediate family of such Sponsor Member’s controlling person, (iv) by virtue of the laws of descent and distribution upon death of the Sponsor Member, or (v) pursuant to a qualified domestic relations order; in each case where the transferee agrees to the terms of the Private Placement Agreement governing such Private Placement Shares and the letter agreement signed by the Sponsor transferring such Private Placement Shares and such other documents as the Issuer may reasonably require. Until 30 days after the business combination, the Sponsor will not pledge or grant a security interest in the Private Placement Shares.

Working Capital Loans

In order to finance transaction costs prior to and in connection with an intended initial business combination, the Sponsor may, but is not obligated to, loan the Issuer funds up to $220,000 evidenced by promissory notes. The notes would either be paid upon closing of such initial business combination, without interest, or, at the Sponsor’s discretion, the notes may be converted into shares of Common Stock at the higher of $10.00 per share and the 30-day trailing average of the closing price per share. If the Issuer has additional working capital needs following the IPO, additional convertible loans may be made by the Sponsor or its affiliates but the Sponsor and its affiliates have made no commitment to fund such amounts.

Registration Rights

Pursuant to the Registration Rights Agreement included in this filing as Exhibit 6, the holders of the Sponsor Shares, Private Placement Shares and any shares held by the Issuer’s officers, directors (including Mr. Perl) or their affiliates will be entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). The holders of a majority of the Sponsor Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Private Placement Shares or shares issued in payment of working capital loans made to the Issuer can elect to exercise these registration rights at any time commencing two months prior to the date on which the Issuer closes an initial business combination. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer subsequent to the closing of an initial business combination. The Issuer will bear the costs and expenses of filing any such registration statements.

Voting on Business Combination

Pursuant to the terms of the Letter Agreements, the Sponsor and all of the Issuer’s officers and directors (including Mr. Perl) have agreed with the Issuer that if the Issuer seeks stockholder approval of a proposed initial business combination, the Sponsor and all such officers and directors shall vote all Sponsor Shares, Private Placement Shares and any other shares of Common Stock held by it in favor of such proposed initial business combination.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Loan Agreement between Blue Marlin and the Sponsor (filed herewith).
2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).
3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).
4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013).
5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).
6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).
7.	Agreement regarding filing of joint Schedule 13D (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2013

Global Defense & National Security Holdings LLC

By: /s/ Dale R. Davis

Name: Dale R. Davis

Title: Manager

Damian Perl

By: /s/ Damian Perl

EXHIBIT INDEX

Exhibit Number	Description
1.	Loan Agreement between Blue Marlin and the Sponsor (filed herewith).
2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).
3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).
4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013).
5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).
6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).
7.	Agreement regarding filing of joint Schedule 13D (filed herewith).

EXHIBIT 1

LOAN AGREEMENT

THIS AGREEMENT (the “Agreement”) is effective from the Effective Date.

Blue Marlin Corporate Limited, Registration Number 1788824 of registered address, being the offices of Aleman, Cordero, Galindo & Lee Trust (BVI) Limited, P.O. Box 3175, Road Town, Tortola, British Virgin Islands (“the Lender”) and

Global Defense & National Security Holdings LLC of registered address 2711 Centerville Road, Suite 400, Wilmington, 19808, County of NewCastle (“the Borrower”).

WHEREAS IT IS AGREED as follows:

1.	Loan

1.1	Subject to and in accordance with the terms and conditions of this Agreement, the Lender has agreed to grant to the Borrower a US Dollar facility of a total principal amount, not exceeding USD $7,500,000.00 (Seven Million, Five Hundred Thousand United States Dollars) (the “Loan"), such facility to be capable of being drawn down by the Borrower on the provision of reasonable notice to the Lender.

1.2	The purpose of the loan is for the purchase of common stock by the Borrower in Global Defense & National Security System, Inc.

1.3	The effective date, shall be the date on which the first advance is made by the Lender to the Borrower under the terms of this Agreement (“Effective Date”).

2.	Conditions

2.1 The Lender’s obligation to make a Loan is subject to the further conditions precedent that, on the date of any relevant drawdown on the loan the subject of this Agreement:

(a)	all warranties and representations provided hereunder are true and correct;
(b)	no Event of Default is continuing or would result from the proposed loan.

2.2 The conditions specified in this clause 2 are inserted solely for the Lender’s benefit. The Lender may waive them, in whole or in part and with or without conditions, without prejudicing the Lender’s right to requirem subsequent fulfilment of such conditions.

3.	Repayment

2.1	The Borrower shall repay the Loan together with any accrued interest within seven (7) years of the date of first drawdown (“Term”).

2.2	Repayment of the Loan, whether in whole or in part, shall be at the discretion of the Borrower through an electronic wire transfer to the Lender’s nominated Bank account, with the Borrower notifying the Lender of each repayment within 24 hours of such repayment being made.

3.	Interest

3.1	Interest on the outstanding balance (both the Loan and accrued interest) shall be calculated on a daily basis from the date of first draw-down at the rate of 1%+ US LIBOR (on the basis of a 365 day year and actual days elapsed).

3.2	Unless otherwise agreed by the Lender and Borrower, interest on the sum borrowed by the Borrower from the Lender shall be paid within the Term.

4.	Payments

4.1	Unless required by law and unless the Borrower and the Lender agree otherwise, all payments made by the Borrower hereunder shall be made free and clear of and without any deduction for or on account of any tax, set-off or counterclaim.

4.2	If the Borrower is compelled by law to withhold or deduct any taxes from any sum payable under this Agreement, the Borrower will pay the amount of such taxes to the relevant authority and as soon as practicable, produce to the Lender a receipt or certificate from that authority confirming payment. In such circumstances the Borrower will, if requested by the Lender, pay to the Lender in the same manner and at the same time such additional amounts as are necessary to ensure that the Lender receives a net amount equal to the full amount which the Lender would have received if no such withholding or deduction had been required.

5.	Representations and Warranties

5.1	The Borrower represents and warrants:

5.1.1	that the execution, delivery and performance of this Agreement is duly authorised and are proper;

5.1.2	that any financial statements submitted to the Lender fairly represent the financial condition of the Borrower as at that date knowing that the Lender has relied thereon in granting the Loan;

5.1.3	that the Borrower has no contingent obligations not disclosed or reserved against in any such financial statement, and at the present time there are no material, unrealised or anticipated losses from any present commitment of the Borrower;

5.1.4	that there are or will be no material adverse changes in the financial condition of the Borrower;

5.1.5	that the Borrower will advise the Lender of material adverse changes which occur at any time prior to the payment of the final repayment hereunder; and

5.2	The Borrower represents and warrants that such representations and warranties included in clauses 5.1.1 to 5.1.5 shall be deemed to be continuing representations and warranties during the entire life of this Agreement.

6.	Default

6.1	The Borrower shall be commit a fundamental breach of contract, among others:

6.1.1	in the event of any assignment by the Borrower for the benefit of creditors;

6.1.2	upon the filing of any voluntary or involuntary petition for bankruptcy by or against the Borrower;

6.1.3	if the Borrower has breached any representation or warranty specified in this Agreement;

6.1.4	if the Borrower fails to pay any sum payable under this Agreement within three business days; or

6.1.5	if any of the Borrower’s obligations become prematurely payable or any creditor in respect of those obligations becomes entitled to declare any such obligation prematurely payable or any such obligation is not paid when due and the Lender (acting reasonably) considers that such event is likely to adversely affect the Borrower’s ability to pay the sums due or to become due to the Lender under this Agreement.

7.	Mandatory Repayment

8.1	The Loan shall at the option of any holder thereof be immediately due and payable upon the occurrence of any of the following:

7.1.1	Any default by the Borrower under clause 6.1 or any breach of any condition of any mortgage, loan agreement, or guarantee granted as collateral security for the Loan.

7.1.2	Breach of any condition of any loan agreement or mortgage, if any, having a priority over any loan agreement or mortgage on security granted, in whole or in part, as collateral security for the Loan.

7.1.3	Upon the death, incapacity, dissolution, receivership, insolvency or liquidation of either of the parties hereto, or guarantor of the Loan.

7.1.4	If the Borrower has a change of control over the majority voting ownership of its shares or if existing single ownership of more than 50% of its shares drops below 50%.

7.1.5	The deterioration of the Borrower’s financial standing or its conduct having the affect of depleting the security for the Loan jeopardizing the repayment of the Loan;

7.1.6	The Borrower commits other fundamental breach of contract.

8.	Governing Law

8.1	This Agreement and the Security Documents shall be governed by and shall be construed in accordance with the laws of the State of Delaware and are subject to the exclusive jurisdiction of the courts of that State.

IN WITNESS WHEREOF these presents are executed below:

SIGNED by Blue Marlin Corporate Limited	SIGNED by Global Defense & National Security Holdings LLC

Signature: /s/ Tim J. O’Brien	Signature: /s/ Dale R. Davis

Name: Mr Tim J. O’Brien	Name: Dale R. Davis

EXHIBIT 7

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Global Defense & National Security Systems, Inc.

EXECUTED this 8th day of November, 2013.

Global Defense & National Security Holdings LLC

By: /s/ Dale R. Davis

Name: Dale R. Davis

Title: Manager

Damian Perl

By: /s/ Damian Perl